UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

SCHEDULE 13D (Rule 13d-101) INFORMATION TO BE INCLUDED IN STATEMENTS FILED PURSUANT TO § 240.13d-1(a) AND AMENDMENTS THERETO FIXED PURSUANT TO § 240.13d-2(a)
Under the Securities Exchange Act of 1934
(Amendment No. 1)*

STONEGATE MORTGAGE CORPORATION
(Name of Issuer)

Common Stock
(Title of Class of Securities)

86181Q300
(CUSIP Number)

Mark J. Menting
Sullivan & Cromwell LLP
125 Broad Street
New York, NY 10004
(212) 558-4000
(Name, Address and Telephone Number of Person Authorized to Receive Notices and Communications)

November 18, 2014
(Date of Event which Requires Filing of this Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because of §§ 240.13d-1(e), 240.13d-1(f) or 240.13d-1(g), check the following box. ☐

Note: Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits. See § 240.13d-7 for other parties to whom copies are to be sent.

* The remainder of this cover page shall be filled out for a reporting person’s initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be “filed” for the purpose of Section 18 of the Securities Exchange Act of 1934 (“Act”) or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

Page 1 of 10 Pages

13D

CUSIP No. 86181Q300	Page 2 of 10 Pages

1	NAMES OF REPORTING PERSONS

Sam Levinson
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (See Instructions)

(a) ☒
(b) ☐
3	SEC USE ONLY

4	SOURCE OF FUNDS (See Instructions)

OO
5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEM 2(d) or 2(e)

☐
6	CITIZENSHIP OR PLACE OF ORGANIZATION

United States of America
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER

0
	8	SHARED VOTING POWER

1,907,763(1)
	9	SOLE DISPOSITIVE POWER

0
	10	SHARED DISPOSITIVE POWER

1,907,763(1)
11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

1,907,763
12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES (See Instructions)

☐
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

7.4%(2)
14	TYPE OF REPORTING PERSON (See Instructions)

IN
_______________
1
Represents 605,467 shares of common stock, $0.01 par value (“Common Stock”) of Stonegate Mortgage Corporation, an Ohio corporation (the “Issuer”), owned by Diaco Investments, L.P. (“Diaco”), 1,042,140 shares of Common Stock currently held of record by Glick Pluchenik 2011 Trust (“Glick Trust”), 35,156 shares of Common Stock available for immediate purchase underlying a warrant to purchase shares of Common Stock at $18.00 per share by Glick Trust (as more fully described below) and 225,000 shares of Common Stock owned by Chichester Fund Limited (“Chichester”).

2
This calculation is based on 25,804,392  shares of the Common Stock of the Issuer outstanding as of October 31, 2014 as reported on the Form 10-Q, filed by the Issuer on November 6, 2014 (the “Form 10-Q”) as such number has been increased by 35,156 shares of Common Stock available for immediate purchase underlying the warrants to purchase shares of Common Stock immediate purchase at $18.00 per share by Glick Trust.

13D
CUSIP No. 86181Q300	Page 3 of 10 Pages

1	NAMES OF REPORTING PERSONS

Diaco Investments L.P.
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (See Instructions)

(a) ☒
(b) ☐
3	SEC USE ONLY

4	SOURCE OF FUNDS (See Instructions)

WC
5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEM 2(d) or 2(e)

☐
6	CITIZENSHIP OR PLACE OF ORGANIZATION

Delaware
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER

0
	8	SHARED VOTING POWER

1,907,763(1)
	9	SOLE DISPOSITIVE POWER

0
	10	SHARED DISPOSITIVE POWER

1,907,763(1)
11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

1,907,763
12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES (See Instructions)

☐
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

7.4%(2)
14	TYPE OF REPORTING PERSON (See Instructions)

PN

13D
CUSIP No. 86181Q300	Page 4 of 10 Pages

1	NAMES OF REPORTING PERSONS

Simon Glick
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (See Instructions)

(a) ☒
(b) ☐
3	SEC USE ONLY

4	SOURCE OF FUNDS (See Instructions)

OO
5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEM 2(d) or 2(e)

☐
6	CITIZENSHIP OR PLACE OF ORGANIZATION

United States of America
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER

0
	8	SHARED VOTING POWER

1,907,763(1)
	9	SOLE DISPOSITIVE POWER

0
	10	SHARED DISPOSITIVE POWER

1,907,763(1)
11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

1,907,763
12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES (See Instructions)

☐
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

7.4%(2)
14	TYPE OF REPORTING PERSON (See Instructions)

IN

13D

CUSIP No. 86181Q300	Page 5 of 10 Pages

1	NAMES OF REPORTING PERSONS

Siget NY Partners, L.P.
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (See Instructions)

(a) ☒
(b) ☐
3	SEC USE ONLY

4	SOURCE OF FUNDS (See Instructions)

OO
5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEM 2(d) or 2(e)

☐
6	CITIZENSHIP OR PLACE OF ORGANIZATION

Delaware
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER

0
	8	SHARED VOTING POWER

1,907,763(1)
	9	SOLE DISPOSITIVE POWER

0
	10	SHARED DISPOSITIVE POWER

1,907,763(1)
11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

1,907,763
12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES (See Instructions)

☐
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

7.4%(2)
14	TYPE OF REPORTING PERSON (See Instructions)

PN

13D

CUSIP No. 86181Q300	Page 6 of 10 Pages

1	NAMES OF REPORTING PERSONS

Chichester Fund Limited
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (See Instructions)

(a) ☒
(b) ☐
3	SEC USE ONLY

4	SOURCE OF FUNDS (See Instructions)

WC
5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEM 2(d) or 2(e)

☐
6	CITIZENSHIP OR PLACE OF ORGANIZATION

British Virgin Islands
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER

0
	8	SHARED VOTING POWER

1,907,763(1)
	9	SOLE DISPOSITIVE POWER

0
	10	SHARED DISPOSITIVE POWER

1,907,763(1)
11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

1,907,763
12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES (See Instructions)

☐
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

7.4%(2)
14	TYPE OF REPORTING PERSON (See Instructions)

OO

Item 3.	Source and Amount of Funds or Other Consideration.

Item 3 is hereby amended by replacing it in its entirety with the following:

Diaco purchased 111,111 shares of Common Stock from the Issuer on May 8, 2013 for $1,999,998.  The source of funds for this purchase was working capital.

On September 29, 2013, Glick Trust received a distribution of 1,042,140 shares of Common Stock of the Issuer and a warrant to purchase up to 35,156 shares of Common Stock of the Issuer from Stonegate Investors Parallel Holdings LLC (“Parallel”), of which Glick Trust is a member, in connection with a redemption of Glick Trust’s 18.75% membership interest in Parallel.

On October 10, 2013, Siget purchased 450,000 shares of Common Stock from the Issuer on behalf of Diaco and Chichester at $16.00 per share, 225,000 shares of which were allocated to Diaco and 225,000 shares of which were allocated to Chichester.  The source of funds for this purchase was working capital.

On August 11, 2014, Diaco purchased 90,181 shares of Common Stock from the Issuer for $1,244,841.60.  The source of the funds for this purchase was working capital.

On August 12, 2014, Diaco purchased 60,000 shares of Common Stock from the Issuer for $833,210.30.  The source of the funds for this purchase was working capital.

On August 13, 2014, Diaco purchased 21,191 shares of Common Stock from the Issuer for $297,663.40.  The source of the funds for this purchase was working capital.

On September 4, 2014, Diaco purchased 5,100 shares of Common Stock from the Issuer for $71,369.25.  The source of the funds for this purchase was working capital.

On November 10, 2014, Diaco purchased 13,820 shares of Common Stock from the Issuer for $164,341.20.  The source of the funds for this purchase was working capital.

On November 11, 2014, Diaco purchased 20,000 shares of Common Stock from the Issuer for $233,930.90.  The source of the funds for this purchase was working capital.

On November 13, 2014, Diaco purchased 34,364 shares of Common Stock from the Issuer for $402,419.40.  The source of the funds for this purchase was working capital.

On November 14, 2014, Diaco purchased 4,700 shares of Common Stock from the Issuer for $55,253.75.  The source of the funds for this purchase was working capital.

On November 18, 2014, Diaco purchased 20,000 shares of Common Stock from the Issuer for $233,151.90.  The source of the funds for this purchase was working capital.

Page 7 of 10 Pages

Item 5.	Interests in Securities of the Issuer.

Item 5(a), (b) and (c) are hereby amended by replacing them in their entirety as follows:

(a), (b) Based on the Form 10-Q, there were 25,804,392 shares of Common Stock of the Issuer outstanding as of October 31, 2014 as such number has been increased by 35,156 shares of Common Stock available for immediate purchase underlying the warrants to purchase shares of Common Stock immediate purchase at $18.00 per share by Glick Trust.

Set forth below are the owners of the shares of Common Stock held by the Reporting Persons and the aggregate number and percentage of shares held by such owners:

Name	No. of Shares, including warrants to purchase shares	Percentage
Diaco	605,467	2.3%
Glick Trust	1,077,296	4.2%
Chichester	225,000	0.9%

The 1,077,296 shares of Common Stock held by Glick Trust include warrants to purchase 35,156 shares of Common Stock.

Due to their respective relationships with each other, each of the Reporting Persons may be deemed to beneficially own and to share voting and disposition power with respect to the 1,907,763 shares of Common Stock, which represent 7.4% of the outstanding shares of the Common Stock.

The information set forth in Item 2 of the Schedule 13D is incorporated by reference into this Item 5.

(c)    On November 10, 2014, Diaco purchased 13,820 shares of Common Stock from the Issuer at a price per share of $11.8915.

On November 11, 2014, Diaco purchased 20,000 shares of Common Stock from the Issuer at a price per share of $11.6965.

On November 13, 2014, Diaco purchased 34,364 shares of Common Stock from the Issuer at a price per share of $11.7105.

On November 14, 2014, Diaco purchased 4,700 shares of Common Stock from the Issuer at a price per share of $11.7561.

On November 18, 2014, Diaco purchased 20,000 shares of Common Stock from the Issuer at a price per share of $11.6576.

Each of these purchases of shares of Common Stock was made on the open market.

Page 8 of 10 Pages

SIGNATURE

After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

Dated: February 5, 2016	SAM LEVINSON

	By:	/s/ Sam Levinson
Sam Levinson

DIACO INVESTMENTS, L.P.

	By:	Siget, LLC, a Delaware limited liability company and general partner of Diaco Investments, L.P.

		By:	/s/ Simon Glick
			Name:	Simon Glick
			Title:	Managing Member

SIMON GLICK

	By:	/s/ Simon Glick
Simon Glick, as trustee for Glick Pluchenik 2011 Trust

SIGET NY PARTNERS, L.P.

	By:	1271 Associates, LLC, a Delaware limited liability company and general partner of Siget NY Partners, L.P.

		By:	/s/ Simon Glick
			Name:	Simon Glick
			Title:	Managing Member

CHICHESTER FUND LIMITED

	By:	/s/ Simon Glick
		Name:	Simon Glick
		Title:	Investment Manager

Page 9 of 10 Pages

EXHIBIT INDEX

99.1	Joint Filing Agreement, dated October 21, 2013, by and among Sam Levinson, Diaco Investments, L.P., Simon Glick, Siget NY Partners, L.P. and Chichester Fund Limited*

* Previously filed

Page 10 of 10 Pages